China Information Technology, Inc. Announces Second Half and Full Year 2014 Results

SHENZHEN, China, March 31, 2015 /PRNewswire/ -- China Information Technology, Inc. (the "Company" or "CNIT") (Nasdaq GS: CNIT), a leading provider of integrated cloud-based platform, exchange, and big data solutions to the Chinese new media industry, today announced its financial results for the second-half and fiscal year ended December 31, 2014.

Second Half 2014 Financial Highlights (Unaudited)

•	Revenue of $38.2 million, compared to $38.9 million in the same period a year ago;
•	Gross profit increased by 11.5% year-over-year to $10.7 million;
•	Gross margin of 28.0%, compared to 24.7% in the same period a year ago;
•	Net loss attributable to the Company of $29.3 million, compared to net loss of $68.7 million a year ago;
•	Excluding non-cash items, adjusted net loss was $1.8 million;
•	Fully diluted net loss per share of $0.93;
•	Excluding non-cash items, fully diluted net loss per share was $0.06

Full Year 2014 Financial Highlights

•	Revenue of $68.2 million, compared to $76.1 million in 2013;
•	Gross profit increased by 30.1% year-over-year to $22.5 million;
•	Gross margin of 33.0%, compared to 22.7% in 2013;
•	Net loss attributable to the Company of $29.2 million; fully diluted net loss per share of $0.96;
•	Excluding non-cash items, adjusted net income attributable to the Company was $1.5 million;
•	Excluding non-cash items, adjusted fully diluted net income per share of $0.05;
•	Cash used in operating activities of $12.7 million;
•	Cash and cash equivalents and restricted cash of $23.1 million as of December 31, 2014.

Mr. Jianghuai Lin, Chairman and CEO of CNIT, commented, “In 2014, we completed our strategic transition to become a leading provider of integrated cloud-based platform, exchange, and big data solutions to the Chinese new media industry. We laid a solid foundation to build an end-to-end ecosystem that integrates our Cloud-Application-Terminal (CAT) technology platform, our Taoping Net ad resource online exchange, and our upcoming big data services.”

“Leveraging our differentiated product offerings which combine highly targeted advertisement placements with public information dissemination, our new media solutions gained traction among customers in various fields including automotive retailing, elevator management, conference management, public transportation, and residential community management. We will continue to expand our presence in additional industry verticals and geographical markets.”

“Also in 2014, we transitioned away from businesses that are inconsistent with our long-term goals. We identified software development as our competitive strength and began closing down our manufacturing facilities. We migrated hardware production to third-party OEMs, thus enlisting our hardware competitors as our software sales channel partners while improving our profit margin considerably at the same time.”

“We continued to shrink government-related business. Those projects entailed customized solutions, which result in low scalability and long cash collection cycles. As we shifted our resources away from government-related IT projects toward productizing our technology and selling standardized software solutions to the private sector, our operating performance improved. In addition, our cash collection cycle shrunk drastically as we require upfront payment before shipping products.”

“Looking ahead, the strategic initiatives that we undertook in 2014 should continue to show benefits in 2015. The cash infusion from the recent land and property sale will reduce our debt burden and enable us to accelerate the growth of our software-as-a-service (SaaS) business. We have reduced our short-term debt to $53.7 million as of March 13, 2015 from $62.7 million as of December 31, 2014, and plan to pay back an additional $32.6 million of short-term bank loan before the end of June, 2015.”

“We expect to formally launch Taoping Net, our proprietary online exchange for networked digital displays, around mid-2015. Our long-term goal remains to construct an end-to-end cloud-based ecosystem that transforms the business dynamics and competitive landscape of the Chinese new media industry.” Mr. Lin concluded.

Second Half 2014 Results (Unaudited)

Revenue

Revenue was $38.2 million, compared to $38.9 million in the same period of 2013, a slight decrease of $0.7 million, or 1.8% . The increase in software and systems integration sales mostly offset the decline in hardware sales during the Company’s transition from a hardware manufacturer to a software developer.

The following table shows revenue, percentage of revenue and gross margin by revenue categories:

	Six Months Ended December 31, 2014			Six Months Ended December 31, 2013
		% of	Gross		% of	Gross
	Revenue	Revenue	Margin	Revenue	Revenue	Margin
Hardware	$12,949,764	33.9%	21.3%	$21,438,922	55.2%	15.0%
Software	13,975,018	36.6%	46.4%	8,947,032	23.0%	43.1%
System integration	10,604,399	27.8%	12.6%	7,713,047	19.8%	29.0%
Others	652,350	1.7%	18.7%	763,311	2.0%	36.9%
Total	$38,181,531	100%	28.0%	$38,862,312	100%	24.7%

Hardware sales decreased by $8.5 million, or 39.6%, to $12.9 million in the second half of 2014, as compared to $21.4 million in the same period of 2013. The decline in products sales was mainly due to the Company beginning to close its manufacturing facility and outsourcing production to hardware OEMs in the second half of 2014.

Software sales increased by 56.2% to $14.0 million in the second half of 2014, from $8.9 million in the same period of 2013, as the Company transitioned to a software developer.

Sales of system integration services increased by 37.5% to $10.6 million in the second half of 2014, as compared to $7.7 million in the same period of 2013. In the second half of 2014, some large-scale system integration projects started to hit milestones and thus generated more revenue than the same period of 2013.

Other revenue was $652,350 in the second half of 2014, compared to $763,311 in the same period of 2013.

Gross profit and gross margin

Cost of revenue decreased by $1.8 million, or 6.1%, to $27.5 million in the second half of 2014, from $29.3 million in the same period of 2013. Gross margin was 28.0% in the second half of 2014, an increase of 332 basis points, from 24.7% in the same period of 2013 as the decline in cost of revenues outpaced that of revenues. The increase in the overall gross margin was primarily due to the shift in revenue composition from low-margin hardware to high-margin software.

Administrative expenses

Administrative expenses decreased by $27.9 million, or 57.8%, to $20.4 million in the second half of 2014, from $48.3 million in the same period of 2013. As a percentage of revenue, administrative expenses decreased to 53.4% in the second half of 2014, from 124.2% for the second half of 2013.

Notable changes that resulted in lower administrative expenses included: (1) a decrease of $24.5million in provision of accounts receivable; (2) a decrease of $6.9 million of stock-compensation expenses for employees; (3) a decrease of $0.8 million for depreciation of property, plant and equipment; and (4) an increase of $2.6 million in provision for obsolete inventories.

Research and development expenses

Research and development expenses increased to $2.1 million in the second half of 2014 from $1.5 million in the same period of 2013. As a percentage of revenue, research and development expenses increased to 5.4% in the second half of 2014, from 3.8% in the same period of 2013.

Prior to September 2014, we outsourced a large portion of R&D to Shenzhen Biznest Internet Software Co., Ltd. (“Biznest”). The Company’s subsequent acquisition of Biznest and its R&D staff increased the R&D expenses for the period. The Company remains committed to developing new products, and anticipates R&D expenses to further increase in the future.

Selling expenses

Selling expenses increased slightly by $0.3 million in the second half of 2014, or 6.0%, to $5.0 million, from $4.7 million in the same period of 2013. As a percentage of revenue, selling expenses increased to 13.1% for the second half of 2014, from 12.2% in the same period of 2013.

Impairment of intangible assets and goodwill

Goodwill impairment loss was $9.6million and impairment in intangible assets was $2.3 million in the second half of 2014. In comparison, the Company did not recognize any impairment in goodwill but recorded an impairment of $2.0 million on intangible assets during the same period of 2013. Impairment losses from goodwill and intangible assets were related to the business transition from the public sector to the private sector and from hardware manufacturing to software development.

Impairment of property, plant and equipment

Impairment of property, plant and equipment was $0.8 million during the second half of 2014, mainly due to the factory closure process and sale of factory-related property, plant, and equipment. In addition, the Company categorized $33.3 million of factory-related real estate property as ‘assets held for sale’. In comparison, the Company recognized $20.9 million of impairment in property, plant and equipment for the second half of 2013, as it reduced and terminated many governmental projects in light of its shift towards an internet-based business model.

Loss from operations

Loss from operations was $29.5 million in the second half of 2014, considerably lower than a loss of $67.7 million in the same period of 2013.

Net loss attributable to the Company

Net loss attributable to the Company decreased by $39.4 million to $29.3 million in the second half of 2014, from a net loss of $68.7 million in the same period of 2013.

Cash flow from operations

During the second half of 2014, cash used in operating activities amounted to $8.0 million. In the same period of 2013, cash provided by operating activities amounted to $2.1 million.

To further improve the Company's liquidity, management is focusing on the following six areas in 2015: 1) redirecting resources to selling high-margin software solutions; 2) reinforcing stringent cash collection policies to shorten days of sales outstanding; 3) streamlining the purchase order management process to reduce inventory; 4) controlling the cost structure; 5) obtaining additional government subsidies for developing new and innovative cloud-based software solutions; and 6) reducing the short-term debt burden.

As of March 13, 2015, the Company reduced its short-term debt to $53.7 million, from $62.7 million at the end of 2014. In November 2014, the Company entered into an agreement to sell its Fuyong Industrial Park real estate and plant assets for RMB375.0 million (approximately $61.1 million). Management plans to use a portion of the proceeds to pay back an additional $32.6 million of short-term bank loan, thus reducing its debt burden by 53% from its 2014 level.

As of March 13, 2015, the Company had approximately $13.7 million of untapped credit facilities. Management believes that the Company’s current cash and cash equivalents, anticipated cash flows from operations and investing activities in 2015, and credit facilities are sufficient to meet its operating and financial obligations for the remainder of 2015.

Full Year 2014 Results

Revenue

Revenue was $68.2 million, compared to $76.1 million in FY2013, a decrease of $7.9 million, or 10.5% . The decrease was primarily due to the Company’s strategic transition from the public sector to the private sector and from hardware manufacturing to software development.

The following table shows revenue, percentage of revenue and gross margin by revenue categories:

	Year Ended December 31, 2014			Year Ended December 31, 2013
	% of		Gross		% of	Gross
	Revenue	Revenue	Margin	Revenue	Revenue	Margin
Hardware	$23,866,645	35.0%	21.4%	$46,649,847	61.3%	16.8%
Software	25,389,636	37.3%	54.9%	16,172,885	21.2%	36.3%
System integration	17,490,371	25.7%	19.1%	11,701,929	15.4%	27.6%
Others	1,411,047	2.0%	5.2%	1,620,723	2.1%	22.6%
Total	$68,157,699	100%	33.0%	$76,145,384	100%	22.7%

Hardware sales decreased by $22.8 million, or 48.8%, to $23.9 million in FY2014, compared to $46.6 million in FY2013. Product sales constituted 35.0% of total revenue in 2014 compared to 61.3% in 2013. The year-over-year decrease in product sales was primarily due to the Company’s strategic transition from a hardware manufacturer to a software solution provider. In 2014, the Company started outsourcing hardware production from in-house facilities to OEMs.

Software sales increased by $9.2 million, or 57.0%, to $25.4 million in FY2014, from $16.2 million for FY2013. Software sales constituted 37.3% of total revenue in 2014, compared to 21.2% in 2013. The Company began shrinking government-related businesses to focus on providing software solutions to the new media sector and other private industries.

Sales of system integration services increased by $5.8 million, or 49.5%, to $17.5 million in FY2014, compared to $11.7 million in FY2013. As a percentage of revenue, system integration increased from 15.4% in 2013 to 25.7% in 2014. In 2014, some large-scale system integration projects started to hit milestones and thus generated more revenue than the same period of 2013.

Other revenue was $1.4 million in FY2014, compared to $1.6 million in FY2013.

Cost of revenue and gross profit

Cost of revenue decreased by $13.2 million, or 22.4%, to $45.7 million in FY2014, from $58.9 million in FY2013. As a percentage of revenue, cost of revenue decreased to 67.0% in 2014, from 77.3% in 2013. As a result, gross profit as a percentage of revenue was 33.0% in 2014 compared to 22.7% in 2013. The increase in gross profit margin resulted primarily from the Company’s shift towards the high-margin software business from the low-margin hardware business.

Administrative expenses

Administrative expenses decreased by $65.3 million, or 70.3%, to $27.6 million in FY2014, from $92.9 million in FY2013. As a percentage of revenue, administrative expenses decreased to 40.5% in 2014, from 122.0% in 2013. Notable changes that resulted in lower administrative expenses include:1) a decrease of $59.15 million in provision of accounts receivable and other current assets; 2) a decrease of $5.64 million in depreciation of property and equipment; 3) a decrease of $6.70 million in stock based compensation; partially offset by 4) an increase in provision for obsolete and loss on disposal of inventories of $3.6 million.

Research and development expenses

Research and development expenses increased by $0.1 million, or 4.2%, to $3.0 million in FY2014, from $2.9 million in FY2013. As a percentage of revenue, research and development expenses increased to 4.5% in 2014, from 3.8% in 2013. The Company’s acquisition of Biznest migrated its research and development talents in-house, resulting in the increase.

Selling expenses

Selling expenses increased slightly by $0.2 million, or 2.5%, to $9.0 million in FY2014, from $8.8 million in FY2013. As a percentage of revenue, our selling expenses increased to 13.3% in 2014, from 11.6% in 2013.

Impairment of intangible assets and goodwill

Goodwill impairment loss was $9.6 million and impairment in intangible assets was $2.3 million in FY 2014. In comparison, the Company did not recognize any impairment in goodwill, but recorded an impairment of $2.0 million for intangible assets in FY2013. Impairment loss related to goodwill and intangible assets was mainly due to the transition from the public sector to the private sector and from hardware manufacturing to software development.

Impairment of property, plant and equipment

As the Company started its factory closure process in late 2014, it recorded $0.8 million of impairment related to its property, plant and equipment in FY 2014. In addition, the Company categorized $33.3 million of factory-related real estate property as ‘assets held for sale’. In comparison, the Company recognized $30.0 million of impairment in property, plant and equipment in FY2013, as it reduced and terminated many governmental projects in light of its shift towards an internet-based business model.

Loss from operations

Loss from operations was $30.0 million in FY2014, compared to a loss of $119.4 million in FY2013.

Net loss attributable to the Company

Net loss attributable to the Company was $29.2 million in FY2014, compared to a net loss of $119.2 million in FY2013.

Cash and cash equivalents

As of December 31, 2014, the Company had $23.1 million in cash and cash equivalents and restricted cash, compared to $21.4 million as of December 31, 2013.

Cash flow from operations

During FY2014, cash used in operating activities amounted to $12.6 million, compared to $11.4 million in net cash used in operating activities a year ago.

About Non-GAAP Financial Measures

This press release contains non-GAAP financial measures for earnings that exclude non-cash charges. The Company believes that these non-GAAP financial measures are useful to investors because they exclude non-cash charges that management excludes when it internally evaluates the performance of the Company’s business and makes operating decisions, including internal budgeting, and performance measurement, as these measures provide a consistent method of comparison to historical periods. Moreover, management believes these non-GAAP measures reflect the essential operating activities of the Company. Accordingly, management excludes the expense arising from certain non-cash charges when making operational decisions. The Company also believes that providing the non-GAAP measures that management uses to its investors is useful to investors for a number of reasons. The non-GAAP measures provide a consistent basis for investors to understand the Company’s financial performance in comparison to historical periods. In addition, it allows investors to evaluate the Company’s performance using the same methodology and information as that used by the Company’s management. Non-GAAP measures are subject to inherent limitations because they do not include all of the expenses included under GAAP and because they involve the exercise of judgment of which charges are excluded from the non-GAAP financial measure. However, the Company’s management compensates for these limitations by providing the relevant disclosure of the items excluded.

The following table presents the non-GAAP financial measures contained in this press release and the most directly comparable GAAP measures and provides a reconciliation of the non-GAAP measures to the most directly comparable GAAP measures.

Full Year and Second Half 2014 Reconciliation of Net Income (Loss) Attributable to the Company
and EPS
to Exclude Impairment of Goodwill and Intangible Assets, Provision for Losses on Accounts
Receivable, Stock-based Compensation and Other Asset Write-downs

	Year Ended December 31		Six Months Ended December 31

	2014	2013	2014	2013
Net Income (Loss) Attributable to the Company	$(29,231,347)	$(119,236,823)	$(29,261,996)	$(68,720,397)
Impairment of goodwill and intangible assets	11,914,144	2,008,249	11,876,529	2,008,249
Provisions for losses on accounts receivable and other current assets	9,058,012	68,212,239	8,043,750	32,532,133
Provision for obsolete inventories	4,007,896	887,525	3,995,102	2,321,209
Depreciation	2,474,415	8,114,611	1,333,024	3,184,955
Amortization of intangible assets	2,292,572	2,486,809	1,272,098	1,275,079
Impairment of property and equipment	827,319	29,976,990	827,319	20,854,045
Stock-based payment for consulting fee	120,167	-	103,000	-
Stock-based compensation	81,615	6,900,000	-	6,900,000
Adjusted net income (loss)	$1,544,793	$(650,400)	$(1,811,174)	$355,273

Weighted Average Number of Shares Outstanding
– Basic and diluted	30,601,209	27,356,504	31,312,769	27,689,705

Adjusted net income (loss) per share
– Basic and diluted	$0.05	(0.02)	(0.06)	0.01

About China Information Technology, Inc.

China Information Technology, Inc. (CNIT) is on a mission to make advertising accessible and affordable for businesses of all sizes. CNIT is a leading provider of integrated cloud-based platform, exchange, and big data solutions to the Chinese new media industry. Its Internet ecosystem enables all participants of the new media community to efficiently promote brands, disseminate knowledge, and exchange resources. Through continuous innovation, CNIT is leveraging its proprietary Cloud-Application-Terminal technology to level the competitive landscape in the new media industry and deliver value for its shareholders, employees, customers, and the community. To learn more, please visit: www.chinacnit.com.

Safe Harbor Statement

This press release may contain certain "forward-looking statements" relating to the business of China Information Technology, Inc., and its subsidiaries and other consolidated entities. All statements, other than statements of historical fact included herein, are "forward-looking statements" in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminologies such as "believes," "expects" or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company and its subsidiaries and other consolidated entities or persons acting on their behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

China Information Technology, Inc.

Robin Yang, CFO
Tel: +86 755 88319888
Email: IR@chinacnit.com
http://www.chinacnit.com

Grayling
Shiwei Yin
Investor Relations
Tel: +1.646.284.9474
Email: cnit@grayling.com

CHINA INFORMATION TECHNOLOGY, INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2014 AND 2013
Expressed in U.S. dollars (Except for share amounts)

	December 31	December 31
	2014	2013
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$11,189,191	$11,083,592
Restricted cash	11,933,498	10,345,825
Accounts receivable, net	23,813,678	22,716,298
Bills receivable	358,273	1,097,025
Advances to suppliers	3,600,845	8,331,149
Amounts due from related parties	109,406	508,355
Inventories	5,418,446	15,655,723
Other current assets	14,820,715	10,975,335
Deferred tax assets	736,568	498,459
Assets held for sale-current	13,032,000	-
TOTAL CURRENT ASSETS	85,012,620	81,211,761

Assets held for sale-noncurrent	20,270,434	-
Deposit for purchase of land use rights	14,799,874	18,237,303
Long-term investments	2,648,378	2,661,385
Property, plant and equipment, net	12,803,185	31,531,027
Land use rights, net	-	13,222,442
Intangible assets, net	15,459,340	14,307,939
Goodwill	24,133,230	27,719,869
Deferred tax assets	4,278,748	347,264
TOTAL ASSETS	$179,405,809	$189,238,990

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term bank loans	$62,684,843	$58,948,332
Accounts payable	20,810,765	17,857,866
Bills payable	24,228,181	26,549,982
Advances from customers	2,754,644	4,623,283
Accrued payroll and benefits	3,016,771	2,845,977
Deposit for assets held for sale	13,032,000	-
Other payables and accrued expenses	9,190,614	12,544,571
Amounts due to related parties	851,262	900,350
Income tax payable	3,750,088	3,720,807
TOTAL CURRENT LIABILITIES	140,319,168	127,991,168

Long-term bank loans	214,630	312,547
Amounts due to related parties	13,065	13,129
Deferred tax liabilities	280,137	742,696
TOTAL LIABILITIES	140,827,000	129,059,540

COMMITMENTS AND CONTINGENCIES
Ordinary shares, par $0.01; shares issued and outstanding, 2014; 475,000 shares; 2013: 725,000 shares	1,425,000	2,175,000

EQUITY
Ordinary shares, par $0.01; authorized capital 100,000,000 shares; shares issued and outstanding, 2014:31,768,875 shares; 2013:28,641,528 shares	335,271	309,076
Treasury shares, 2014:717,448 shares; 2013:1,225,311 shares	(4,290,000)	(4,814,775)
Additional paid-in capital	126,862,049	115,668,644
Reserve	14,755,946	14,629,369
Deficit earnings	(142,910,476)	(113,513,766)
Accumulated other comprehensive income	24,755,457	25,070,226
Total equity of the Company	19,508,247	37,348,774
Non-controlling interest	17,645,562	20,655,676
Total equity	37,153,809	58,004,450

TOTAL LIABILITIES AND EQUITY	$179,405,809	$189,238,990

CHINA INFORMATION TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF LOSS
YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
Expressed in U.S. dollars (Except for share amounts)

	2014	2013	2012
Revenue – Hardware	$23,866,645 $	$46,649,847	$45,690,706
Revenue – Software	25,389,636	16,172,885	18,597,383
Revenue - System integration	17,490,371	11,701,929	20,905,251
Revenue – Others	1,411,047	1,620,723	1,184,115
TOTAL REVENUE	68,157,699	76,145,384	86,377,455

Cost – Hardware sold	18,769,868	38,829,515	40,119,790
Cost - Software sold	11,438,935	10,309,838	8,904,134
Cost - System integration	14,141,775	8,477,128	15,964,817
Cost – Others	1,337,597	1,253,759	889,234
TOTAL COST	45,688,175	58,870,240	65,877,975

GROSS PROFIT	22,469,524	17,275,144	20,499,480

Administrative expenses	27,608,259	92,930,409	52,800,320
Research and development expenses	3,037,161	2,915,641	4,951,166
Selling expenses	9,042,005	8,820,434	9,786,220
Impairment of property, plant and equipment	827,319	29,976,990	11,809,432
Impairment of intangible assets and goodwill	11,914,144	2,008,249	26,901,574
LOSS FROM OPERATIONS	(29,959,364)	(119,376,579)	(85,749,232)

Subsidy income	2,237,079	3,063,005	1,709,246
Other income (loss), net	(260,746)	1,097,233	(1,466,789)
Interest income	435,381	460,381	343,289
Interest expense	(6,593,549)	(5,553,522)	(4,646,818)

LOSS BEFORE INCOME TAXES	(34,141,199)	(120,309,482)	(89,810,304)

Income tax benefit (expense )	4,388,901	(1,896,545)	(812,254)

NET LOSS	(29,752,298)	(122,206,027)	(90,622,558)
Less: Net loss attributable to the non- controlling interest	520,951	2,969,204	992,050
NET LOSS ATTRIBUTABLE TO THE COMPANY	$(29,231,347)	$(119,236,823)	$(89,630,508)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
Basic and Diluted	30,601,209	27,356,504	27,017,780

LOSS PER SHARE ATTRIBUTABLE TO THE COMPANY
Basic and Diluted	$(0.96)	$(4.36)	$(3.32)

CHINA INFORMATION TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
Expressed in U.S. dollars

	2014	2013	2012
OPERATING ACTIVITIES
Net loss	$(29,752,298)	$(122,206,027)	$(90,622,558)
Adjustments to reconcile net loss to net cash provided by operating activities:
Provision for losses on accounts receivable and other current assets	9,058,012	68,212,239	27,882,120
Impairment of intangible assets and goodwill	11,914,144	2,008,249	26,832,255
Provision for obsolete inventories	4,007,896	887,525	2,235,574
Depreciation	2,474,415	8,114,611	11,532,635
Loss on disposal of intangible assets	-	-	69,319
Amortization of intangible assets and land use rights	2,292,572	2,486,809	2,292,518
(Gain) loss on disposal of property and equipment, net	(20,388)	89,885	2,915,708
Loss on disposal of inventories	476,597	-	-
Stock-based payment compensation for consulting services	120,167	-	-
Stock-based compensation	81,615	6,900,000	-
Impairment of property, plant and equipment	827,319	29,976,990	11,809,432
Dividends received from Xiamen Yili Geo Information
Technology Co., Ltd.	(162,800)	-	(79,268)
Change in deferred income tax	(4,818,786)	1,501,645	306,838

Changes in operating assets and liabilities, net of effects of business acquisitions
(Increase) decrease in accounts receivable	(7,594,307)	510,419	(7,460,031)
Decrease in inventories	5,669,661	773,293	3,579,538
Increase in other receivables and prepaid expenses	(4,116,271)	(4,711,757)	(2,031,433)
Decrease (increase) in advances to suppliers	3,991,102	(2,352,897)	(1,551,504)
(Increase) decrease in restricted cash	(1,720,772)	942,495	250,306
Increase (decrease) in amounts due to/from related parties	373,302	1,629,891	(1,825,311)
(Decrease) increase in other payables and accrued expenses	(4,045,308)	4,294,228	15,173
(Decrease) increase in advances from customers	(1,844,913)	740,933	(2,700,713)
(Decrease) increase in accounts payable and bills payable	103,734	(11,124,374)	7,175,522
Increase (decrease) in income tax payable	55,782	(51,697)	106,370
Net cash used in operating activities	(12,629,525)	(11,377,540)	(9,267,510)

INVESTING ACTIVITIES
Deposit received for assets held-for sale	13,024,000	-	-
Deposit refunded (for purchase) of land use rights	3,355,088	1,437,368	(47,561)
Dividends received from Xiamen Yili Geo Information Technology Co., Ltd.	162,800	-	79,268
Cash acquired in Biznest acquisition	67,506	-	-
Proceeds from sale of property and equipment	20,399	226,369	18,549
Consideration paid for acquisition of Biznest	(5,951,968)	-	-
Investment in Geo	(128,901)	-	-
Capitalized and purchased software development costs	(2,727,819)	(2,472,624)	(2,159,866)
Purchases of property and equipment	(861,673)	(2,041,270)	(778,691)
Investment in Zhongtian	(638,723)	(378,144)	-
Purchase of land use rights	-	-	(2,513,648)
Investment in Hubei Information Science and Technology	-	-	(158,600)
Net cash provided by (used in) investing activities	6,320,709	(3,228,301)	(5,560,549)

FINANCING ACTIVITIES
Borrowings under short-term loans	74,750,045	107,825,953	99,000,812
Common stock issued for cash	3,683,028	9,000,000	-
Decrease (increase) in restricted cash in relation to bank borrowings	83,545	(619,509)	2,042,836
Capital injection by minority shareholders	-	2,585,600	283,612
Borrowings under long-term loans	-	350,534	-
Repayment of short-term loans	(70,736,951)	(101,276,350)	(89,499,942)
Repurchase of ordinary shares	(1,290,000)	(3,000,000)	(315,577)
Repayment of long-term loans	(94,279)	(147,923)	(35,576)
Net cash provided by financing activities	6,395,388	14,718,305	11,476,165
Effect of exchange rate changes on cash and cash equivalents	19,027	223,130	80,258

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	105,599	335,594	(3,271,636)
CASH AND CASH EQUIVALENTS, BEGINNING	11,083,592	10,747,998	14,019,634
CASH AND CASH EQUIVALENTS, ENDING	$11,189,191	$11,083,592	$10,747,998

Supplemental disclosure of cash flow information:
Cash paid during the year
Income taxes	$382,741	$405,948	$493,378
Interest	$6,593,549	$5,537,477	$4,537,517